SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 240.13d-2(a)

(Amendment No.     )*

BluePhoenix Solutions Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share

(Title of Class of Securities)

M20157117

(CUSIP Number)

Scott Miller

Mindus Holdings, Ltd.

P.O. Box 12451

Dallas, TX 75225

Telephone Number: 972-644-9005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Mindus Holdings, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,208,167*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,208,167*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,208,167*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14.	TYPE OF REPORTING PERSON PN

*	Includes 1,033,985 ordinary shares that are currently being held in escrow and are subject to forfeiture in accordance with certain provisions of that certain Amended and Restated Agreement and Plan of Merger, dated as of October 14, 2014, by and among the Issuer, Modern Systems Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer, Sophisticated Business Systems, Inc., a Texas corporation d/b/a Ateras, the Reporting Person, Scott Miller, as stockholder representative, and certain other parties thereto.

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is ordinary shares, par value NIS $0.04 per share. The name and address of the principal executive offices of the issuer of such securities is BluePhoenix Solutions Ltd. (the “Issuer”). Its principal executive office is located at 601 Union Street, Suite 4616, Seattle, Washington 98101.

Item 2.	Identity and Background.

The name of the Reporting Person is Mindus Holdings, Ltd. The Reporting Person is a Texas limited partnership. The general partner (“General Partner”) of the Reporting Person is Mindus Holdings GP, Inc., a Texas corporation. Scott Miller is the beneficial owner of the General Partner. The address of the principal business and principal office of the Reporting Person, the General Partner, and Scott Miller is P. O. Box 12451, Dallas, TX 75225. The principal business of the Reporting Person and the General Partner is managing investments. Effective upon the consummation of the transactions under the Merger Agreement (as hereainafter defined) Scott Miller is a director of the Issuer. Scott Miller is a United States citizen and is also a private investor.

In the past five years, neither the Reporting Person nor any of the other persons or entities referred to in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, neither the Reporting Person nor any of the other persons or entities referred to in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such persons or entities was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person obtained all of the 5,208,167 ordinary shares held by it pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of October 14, 2014, by and among the Issuer, Modern Systems Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer (“US Parent”), Sophisticated Business Systems, Inc., a Texas corporation d/b/a Ateras (“Ateras”), the Reporting Person, Scott Miller, as stockholder representative, and certain other parties thereto (the “Merger Agreement”). Pursuant to the Merger Agreement, Ateras merged with a subsidiary of US Parent (“Merger Sub”) and was the surviving entity of such merger and, after giving effect to such merger, is a wholly owned subsidiary of US Parent.

As of the date of the Merger Agreement, Ateras had 2,183.202 shares of common stock, $1.00 par value per share issued and outstanding, of which 1,835.282 shares of common stock were held by the Reporting Person.

Pursuant to the terms of the Merger Agreement, the aggregate 2,183.202 issued and outstanding shares of Ateras’ common stock were to be exchanged for an aggregate of 6,195,494 ordinary shares of the Issuer (the “Merger Consideration”), of which 5,208,167 ordinary shares represent the Reporting Person’s pro rata share of the Merger Consideration.

On December 1, 2014, the transactions contemplated by the Merger Agreement were completed and the Merger became effective upon the filing of certificates of merger with the Secretary of State of the States of Delaware and Texas. In connection therewith, the 1,835.282 shares of common stock of Ateras held by the Reporting Person were converted into 5,208,167 ordinary shares of the Issuer. Of the 5,208,167 ordinary shares held by the Reporting Person, 1,033,985 shares (the “Escrow Shares”) are being held in escrow and are subject to forfeiture in accordance the Merger Agreement.

Except as noted above, no other funds or other consideration were used in making any purchases of ordinary shares by the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person obtained the 5,208,167 ordinary shares of the Issuer for the purpose of consummating the transactions contemplated by the Merger Agreement. In connection with the transactions contemplated by the Merger Agreement, Scott Miller, the beneficial owner of the Reporting Person was elected as a director of the Issuer. The Reporting Person has no current plans which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D, however, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may, in the future, take actions with respect to its shares of the Issuer’s capital stock as it deems appropriate, including without limitation, purchasing additional shares of the Issuer or selling its shares held in the Issuer, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 5,208,167 ordinary shares of the Issuer, which shares represent approximately 29.2% of the issued and outstanding ordinary shares of the Issuer based upon the number of ordinary shares reported in the Issuer’s 10-Q for the quarter ending September 30, 2014 and filed with the Securities and Exchange Commission on November 14, 2014.

(b) The Reporting Person has the sole power to vote and the sole power to direct the disposition of all of these securities.

(c) Except for the transactions herein described related to the consummations of the transactions under the Merger Agreement, there have been no other transactions in the securities of the Issuer effected by the Reporting Person within the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person and the Issuer entered into a Registration Rights Agreement, dated December 1, 2014, pursuant to which the Issuer has provided the Reporting Person with “piggyback” registration rights with respect to the shares issued to the Reporting Person pursuant to the Merger Agreement. Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to include in any registration statement filed by the Issuer under the Securities Act of 1933, as amended, all or part of the ordinary shares held by Mindus, subject to certain exceptions and cutbacks.

The Reporting Person and the Issuer entered into a Preemptive Rights Agreement, dated December 1, 2014, pursuant to which the Issuer has agreed to grant Reporting Person certain preemptive rights to participate in future issuances of Issuer’s ordinary shares, and pursuant to which the Reporting Person has a right of first refusal to purchase its pro rata share of all equity securities that the Issuer proposes to sell and issue, with certain exceptions as set forth therein.

Pursuant to a Uni-Lateral Shareholders’ Undertaking (the “Undertaking”) by and among certain shareholders of the Issuer, such shareholders have agreed to vote their shares in favor of appointing to the Board of Directors of the Issuer a nominee to the Board of Directors proposed by Scott Miller (as the stockholder representative under the Merger Agreement) upon the conditions set forth in the Undertaking. Scott Miller is the beneficial owner of the Reporting Person.

Item 7.	Material to be Filed as Exhibits.

1.	Amended and Restated Agreement and Plan of Merger, dated as of October 14, 2014, by and among the Issuer, US Parent, Ateras, the Reporting Person, Scott Miller, as stockholder representative, and certain other parties thereto. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on October 15, 2014)

2.	Registration Rights Agreement, dated as of December 1, 2014, by and between the Issuer and the Reporting Person. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on December 1, 2014)

3.	Preemptive Rights Agreement, dated as of December 1, 2014, by and between the Issuer and the Reporting Person. (Incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on December 1, 2014)

4.	Uni-Lateral Shareholders’ Undertaking, dated December 1, 2014, by and among Lake Union Capital Management, LLC, Columbia Pacific Opportunity Fund, LP, and Prescott Group Capital Management. (Filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2014	MINDUS HOLDINGS, LTD.

	By:	Mindus Holdings GP, Inc.
its general partner

		By:	/s/ Scott Miller
President